UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2009
Commission file number 0-24762

FIRSTSERVICE CORPORATION
(Translation of registrant’s name into English)

1140 Bay Street, Suite 4000
Toronto, Ontario, Canada
M5S 2B4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [  ]                                                                Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [  ]                                                      No [X]

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRSTSERVICE CORPORATION

Date: October 30, 2009	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1
Consolidated audited financial statements of the Registrant as at December 31, 2008 and March 31, 2008 and for the nine-month period ended December 31, 2008 and the fiscal year ended March 31, 2008, restated to reflect the retrospective adoption of new accounting standards for non-controlling interests, in accordance with generally accepted accounting principles in the United States.

99.2	Supplement to management’s discussion and analysis of results of operations and financial condition of the Registrant for the nine-month period ended December 31, 2008 dated October 30, 2009.